UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RingCentral, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76680R 206

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Khosla Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,851,669(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,851,669(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,851,669(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.6%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by Khosla Ventures II, L.P. (“KV II”), Khosla Ventures Associates II, LLC (“KVA II”), Vinod Khosla (“Khosla”) and VK Services, LLC (“VK Services,” together with KV II, KVA II and Khosla, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	All of the shares of Class A Common Stock beneficially owned by KV II are comprised of Class B Common Stock. Consists of (i) 8,456,181 shares of Class B Common Stock held by KV II and (ii) 395,488 shares of Class B Common Stock held by affiliates of the Reporting Persons that are subject to the voting and investment power of certain of the Reporting Persons. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. VK Services serves as the manager of KVA II, which serves as the general partner of KV II. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV II. Khosla, VK Services and KVA II may be deemed to have indirect beneficial ownership of the shares held by KV II. KVA II holds no shares of the Issuer directly.
(3)	The percentages set forth on the cover sheets assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 8,625,000 shares of Class A Common Stock reported to be outstanding as of November 4, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (“SEC”) on November 13, 2013 (the “Quarterly Report”). Assuming conversion of all of the Issuer’s Class B Common Stock into Class A Common Stock, such Reporting Person would hold 14.2% of the total outstanding shares of the Issuer, based on 8,625,000 shares of Class A Common Stock and 53,609,008 shares of Class B Common Stock reported to be outstanding as of November 4, 2013, as set forth in the Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,851,669(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,851,669(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,851,669(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.6%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	All of the shares of Class A Common Stock beneficially owned by KVA II are comprised of Class B Common Stock. Consists of (i) 8,456,181 shares of Class B Common Stock held by KV II and (ii) 395,488 shares of Class B Common Stock held by affiliates of the Reporting Persons that are subject to the voting and investment power of certain of the Reporting Persons. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. VK Services serves as the manager of KVA II, which serves as the general partner of KV II. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV II. Khosla, VK Services and KVA II may be deemed to have indirect beneficial ownership of the shares held by KV II. KVA II holds no shares of the Issuer directly.
(3)	The percentages set forth on the cover sheets assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 8,625,000 shares of Class A Common Stock reported to be outstanding as of November 4, 2013, as set forth in the Quarterly Report. Assuming conversion of all of the Issuer’s Class B Common Stock into Class A Common Stock, such Reporting Person would hold 14.2% of the total outstanding shares of the Issuer, based on 8,625,000 shares of Class A Common Stock and 53,609,008 shares of Class B Common Stock reported to be outstanding as of November 4, 2013, as set forth in the Quarterly Report.

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,961,322(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,961,322(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,961,322(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.0%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	All of the shares of Class A Common Stock beneficially owned by VK Services are comprised of Class B Common Stock. Consists of (i) 8,456,181 shares of Class B Common Stock held by KV II, (ii) 395,488 shares of Class B Common Stock held by affiliates of the Reporting Persons that are subject to the voting and investment power of certain of the Reporting Persons and (iii) 109,653 shares of Class B Common Stock held by VK Services. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services. As such, Khosla may be deemed to possess voting and investment power over such shares, and may be deemed to have indirect beneficial ownership of such shares.
(3)	The percentages set forth on the cover sheets assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 8,625,000 shares of Class A Common Stock reported to be outstanding as of November 4, 2013, as set forth in the Quarterly Report. Assuming conversion of all of the Issuer’s Class B Common Stock into Class A Common Stock, such Reporting Person would hold 14.4% of the total outstanding shares of the Issuer, based on 8,625,000 shares of Class A Common Stock and 53,609,008 shares of Class B Common Stock reported to be outstanding as of November 4, 2013, as set forth in the Quarterly Report.

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,961,322(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,961,322(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,961,322(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.0%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	All of the shares of Class A Common Stock beneficially owned by Vinod Khosla are comprised of shares of Class B Common Stock. Consists of (i) 8,456,181 shares of Class B Common Stock held by KV II, (ii) 395,488 shares of Class B Common Stock held by affiliates of the Reporting Persons that are subject to the voting and investment power of certain of the Reporting Persons and (iii) 109,653 shares of Class A Common Stock held by VK Services. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla serves as the manager of VK Services, which serves as the manager of KVA II, which serves as the general partner of KV II. As such, Khosla possesses power to direct the voting and disposition of the shares owned by KV II and may be deemed to have indirect beneficial ownership of the shares held by KV II. Khosla holds no shares of the Issuer directly.
(3)	The percentages set forth on the cover sheets assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 8,625,000 shares of Class A Common Stock reported to be outstanding as of November 4, 2013, as set forth in the Quarterly Report. Assuming conversion of all of the Issuer’s Class B Common Stock into Class A Common Stock, such Reporting Person would hold 14.4% of the total outstanding shares of the Issuer, based on 8,625,000 shares of Class A Common Stock and 53,609,008 shares of Class B Common Stock reported to be outstanding as of November 4, 2013, as set forth in the Quarterly Report.

Item 1(a).	Name of Issuer:

RingCentral, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

1400 Fashion Island Boulevard, Suite 700

San Mateo, California 94404

Item 2(a).	Name of Person(s) Filing:

Khosla Ventures II, L.P. (“KV II”)

Khosla Ventures Associates II, LLC (“KVA II”)

VK Services, LLC (“VK Services”)

Vinod Khosla (“Khosla”)

Item 2(b).	Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c).	Citizenship:

KV II	Delaware, United States of America

KVA II	Delaware, United States of America

VK Services	Delaware, United States of America

Khosla	United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

76680R 206

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2013:

Reporting Persons	Shares Held Directly(1)	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power(1)	Beneficial Ownership(1)	Percentage of Class (1, 3)	Combined Percentage Ownership(4)
KV II	8,456,181	0	8,851,669	0	8,851,669	8,851,669	50.6%	14.2%
KVA II(2)	0	0	8,851,669	0	8,851,669	8,851,669	50.6%	14.2%
VK Services(2)	109,653	0	8,961,322	0	8,961,322	8,961,322	51.0%	14.4%
Khosla(2)	0	0	8,961,322	0	8,961,322	8,961,322	51.0%	14.4%

(1)	Represents the number of shares of Class A Common Stock and the number of shares of Class A Common Stock issuable upon exercise of options, warrants and other convertible securities that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.
(2)	VK Services serves as the manager of KVA II, which serves as the general partner of KV II. As such, VK Services possesses power to direct the voting and disposition of certain of the Securities owned by KV II and certain affiliates of the Reporting Persons and may be deemed to have indirect beneficial ownership of certain of the Securities held by KV II and such affiliates of the Reporting Persons. KVA II holds no Securities of the Issuer directly. Khosla serves as the manager of VK Services. As such, Khosla possesses power to direct the voting and disposition of certain of the Securities owned by KV II and certain affiliates of the Reporting Persons and may be deemed to have indirect beneficial ownership of certain of the Securities held by KV II and such affiliates of the Reporting Persons. Khosla holds no Securities of the Issuer directly.
(3)	The percentages set forth assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 8,625,000 shares of Class A Common Stock reported to be outstanding as of November 4, 2013, as set forth in the Quarterly Report.
(4)	The percentages set forth present ownership of such Reporting Person assuming conversion of all of the Issuer’s Class B Common Stock into Class A Common Stock, based on 8,625,000 shares of Class A Common Stock and 53,609,008 shares of Class B Common Stock reported to be outstanding as of November 4, 2013, as set forth in the Quarterly Report.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2014

KHOSLA VENTURES II, L.P.

By:	Khosla Ventures Associates II, LLC, a Delaware limited liability company and general partner of Khosla Ventures II, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES II, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

Exhibit(s):

99.1:	Joint Filing Statement